

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

July 11, 2016

Mrunal Desai
Chief Executive Officer
Astics, Inc.
2167 El Capitan Ave,
Santa Clara, CA 95050

> **Re:** **Astics, Inc.**
> **Offering Statement on Form 1-A**
> **Filed June 15, 2016**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed June 28, 2016**
> **File No. 024-10564**

Dear Mr. Desai:

We have reviewed your offering statement, as amended, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. References to pagination are to those in your filing dated June 28, 2016.

General

1.   Disclosure states that the notes are convertible at your option into shares of your common stock at a price based on a discount to the bid price of your common stock as quoted on a major national exchange or automated quotation system, at such time, if ever, that the company "obtains a public listing for its Common Stock." Since the notes are convertible into common stock at the discretion of the issuer and may be convertible within a year following qualification of this offering, it appears that the common stock underlying the notes must also be qualified. Please refer to the Note to Rule 251(a) of Regulation A and revise your offering statement to seek qualification of the common stock underlying the convertible notes, or advise. Further, note that "at the market" offerings, by or on behalf of the issuer or otherwise, are not permitted under Regulation A. As such, please revise to provide a fixed price at which the notes may be converted, or advise. Refer to Rule 251(d)(3)(ii) and SEC Release No. 33-9741.

Financial Statements, page 33

2.   You have only provided financial statements for the period from January 1, 2016 to May 31, 2016, and for the year ended December 31, 2015.   We further note your disclosure on page 38 that you were incorporated on September 2, 2014. As such, it appears that you should also provide financial statements for the year ended December 31, 2014. Please revise or advise as appropriate. Refer to paragraphs (b)(3) and (4) of Part F/S of the General Instructions to Form 1-A contained at https://www.sec.gov/about/forms/form1-a.pdf. In addition, identify your fiscal year-end in your footnotes and revise your Statements of Stockholder's Deficit on pages 36 and 40 to ensure they cover the requisite periods.

Signatures, page 48

3.   You do not appear to have provided all of the signatures and related information required by the Signatures section of Form 1-A. Please ensure that each amendment to your offering statement is properly signed and dated by each person required to sign, and that you provide the geographical location where the offering circular was signed on behalf of the company.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3483 with any questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Andy Altahawi,PhD
      Adamson Brothers